# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Costamare Bulkers Holdings Ltd, CIK 0002033535
CUSIP: Y2001C101
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 7 rue du Gabian, MC, Monaco (O9), 98000
Date of event which requires filing of this statement: 05/06/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001513019

## Reporting persons
- Konstantakopoulos, Christos: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 3,810,317; shared voting power 0; sole dispositive power 3,810,317; shared dispositive power 0; aggregate amount beneficially owned 3,810,317 (15.7% of the class)
  Comment: Note to 11: The percent ownership is calculated based upon an aggregate of 24,203,746 shares outstanding.

## Item 1. Issuer
Name of issuer: Costamare Bulkers Holdings Ltd
Address of issuer's principal executive offices: 7 rue du Gabian, MC, Monaco, 98000

## Item 2. Person Filing
Name of person filing: Christos Konstantakopoulos
Address of principal business office or, if none, residence:
The principal business office of the person named in Item 2(a) above is:
8 Pentelis Street
17564 Athens, Greece
Citizenship: Christos Konstantakopoulos is a citizen of Greece.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,810,317
Percent of class: 15.7%
Sole power to vote or to direct the vote: 3,810,317
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,810,317
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Konstantakopoulos, Christos: /s/ Christos Konstantakopoulos, Christos Konstantakopoulos (05/06/2025)